November 17, 2010

Mr. Frank Wyman
Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Via EDGAR and facsimile (202.772.9198)

Re: IntegraMed America, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2009
Schedule 14A filed April 201, 2010
File No. 000-20260

Dear Mr. Wyman:

We have reviewed the staff comments on our above-noted filing and we are responding to the comments (designated by italics below) by providing our detailed explanations.

We have filed this response letter on EDGAR under form type label CORRESP. We understand you may have additional comments after reviewing our responses.

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1.
Your response to our prior comment 5 discusses your basis for capitalizing direct response advertising cost, including your amortization period.  Please provide us proposed draft disclosure to be included in future filings to provide a description of the direct-response advertising reported as assets and the amortization period as required by ASC 340-20-50-1(b).

Our proposed draft disclosure for our Financial Statements to be included in our Annual Report on Form 10-K for the year ended December 31, 2010, is as follows:

Direct Response Advertising Costs of $_____ million and $1.3 million as of December 31, 2010 and December 31, 2009, respectively, consist of capitalized advertising costs which have met the criteria outlined in ASU 340, including; probable future benefit, the ability to uniquely track individual responses to specific advertisements, and no material selling or marketing expenses are expected to occur after the advertisement.  These capitalized Direct Response Advertising costs are amortized and recognized as an expense over a seven month useful life.  These amounts (which relate primarily to specific broadcast and internet based advertisements) are capitalized and begin to amortize at the time of use, based on the broadcast date or month of usage and are amortized over the expected period that revenue will be generated over as a result of these costs.

2.
We note your response to our prior comment 10 which states that “commencing in 2008, the Company engaged the services of a compensation consultant to assist the Compensation Committee of the Board in determining appropriate compensation levels fro executive officers.”  We also note the following statement on page 13 of your definitive proxy statement filed April 20, 2010: “During 2009, the Compensation Committee did not engage the services of a compensation consultant.”  Please reconcile these two statements and revise your proposed disclosure, as necessary. If a compensation consultant was engaged for the 2010 fiscal year, please disclose the name of the consultant in your revised disclosure.

The Company did not retain a compensation consultant in 2009, but only in 2008. We have modified our proposed 2010 disclosure to clarify this point.

The following is proposed disclosure relating to the issue of compensation consultants in response to the Staff’s comment:

Recognizing the need to be competitive with respect to compensation in general, in 2008, the Company engaged the services of a compensation consultant to assist the Compensation Committee of the Board in determining appropriate compensation levels for executive officers for 2009.  As part of the analysis, in order to provide us with a reasonable gauge for assessing the competitiveness of the Company’s compensation program and executive compensation levels, our consultant developed a peer group that the Company evaluated, reviewed and approved.  The results of the peer group analysis indicated that the Company, based on size and performance measures, fell at or near the 25th percentile.  Additionally, we found from the analysis that we were below competitive positioning on most components of compensation- cash, bonus and equity awards.  With the benefit of the peer group information, we made the decision of using our target executive compensation market rate to be around the 25th percentile of the peer group.  Given that the named executive officers’ compensation was trailing the peer group of companies used at that time, commencing in 2008, the Company adopted the compensation strategy of modestly increasing the equity component of our total compensation package to bring executive compensation more in line with the 25th percentile of the peer group.  We felt that focusing on the equity compensation component of total compensation, we would more align the incentives of executive officers with our investors.  Since 2008 we have annually reviewed equity compensation against a peer group with a goal of gradually bringing executive compensation in line with the 25th percentile of the peer group by making improvements in our equity component of compensation as a percentage of total compensation.

The Company did not retain a compensation consultant for 2010.

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Please contact me at 914.251.4143 if you have comments or further questions regarding this letter.

Sincerely,
/s/	John W. Hlywak, Jr.
Executive Vice President and Chief Financial Officer

C:	Jay Higham, President and CEO

C:	Greg Kubikowski, Eisner Amper

C:	Steven Khadavi, Dorsey & Whitney